Exhibit 99.1

Wheaton Precious Metals to Release 2021 Third Quarter Results on November 4, 2021

TSX | NYSE | LSE: WPM

VANCOUVER, BC, Oct. 5, 2021 /CNW/ - Wheaton Precious Metals™ Corp. will release its 2021 third quarter results on Thursday, November 4, 2021, after market close.

A conference call will be held on Friday, November 5, 2021 starting at 11:00 am ET (8:00am PT) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US: Dial from outside Canada or the US: Confirmation Number: Live webcast:	1-888-664-6383 1-416-764-8650 61024959 Webcast URL

The accompanying slideshow will also be available in PDF format on the 'Presentations' page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until November 12, 2021 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US: Dial from outside Canada or the US: Entry code: Archived webcast:	1-888-390-0541 1-416-764-8677 024959# Webcast URL

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-to-release-2021-third-quarter-results-on-november-4-2021-301392368.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2021/05/c0830.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 15:30e 05-OCT-21